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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                            Amendment No. 1 To
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and

                            Amendment No. 1 To
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               ----------------

                            DURAKON INDUSTRIES, INC.
                           (Name of Subject Company)

                               ----------------

                        LITTLEJOHN ASSOCIATES, LLC
                          LITTLEJOHN PARTNERS IV, L.P.
                             LPIV ACQUISITION CORP.
                                   LPIV, LLC
                                   (Bidders)

                               ----------------

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                  266334 10 1
                     (CUSIP Number of Class of Securities)

                               ----------------

                          Mr. Angus C. Littlejohn, Jr.
                              Mr. Michael I. Klein

                       Littlejohn Partners IV, L.P.
                             115 East Putnam Avenue
                          Greenwich, Connecticut 06830
                                 (203) 861-4005
          (Name, Address And Telephone Number of Persons Authorized to
            Receive Notices And Communications on Behalf of Bidders)

                                   copies to:
                             James D. Epstein, Esq.
                              Pepper Hamilton LLP
                             3000 Two Logan Square
                          Eighteenth and Arch Streets
                        Philadelphia, Pennsylvania 19103
                                 (215) 981-4000

                               ----------------

                                 June 17, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                               ----------------

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

 1.NAMES OF REPORTING PERSONS

   Littlejohn Associates, LLC

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   06-1511492

--------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY

--------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   00 - Member Contributions

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
--------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,971,286* (Common Stock)
--------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   32%**
--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

   CO

 1.NAMES OF REPORTING PERSONS
   Littlejohn Partners IV, L.P.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   52-2177030
--------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY

--------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   OO--Partnership Contribution
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
--------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,971,286* (Common Stock)
--------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   32%**
--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

   HC and PN

 1.NAMES OF REPORTING PERSONS
   LPIV Acquisition Corp.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   38-3475004
--------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY

--------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   AF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
--------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Michigan
--------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,971,286* (Common Stock)
--------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   32%**
--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

   CO

 1.NAMES OF REPORTING PERSONS
   LPIV, LLC

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   52-2176785
-------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
-------------------------------------------------------------------------------
 3.SEC USE ONLY

-------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   BK
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
-------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Delaware
-------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,971,286* (Common Stock)
-------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
-------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   32%**
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 10.TYPE OF REPORTING PERSON

   CO

--------
* On June 17, 1999, Littlejohn Partners IV, L.P. (the "Parent") and LPIV Acquisition Corp., a wholly owned subsidiary of the Parent (the "Purchaser"), entered into Stock Tender and Voting Agreements (the "Shareholder Agreements") with certain shareholders (the "Shareholders") of Durakon Industries, Inc. (the "Company"), who beneficially own 1,971,286 Shares in the aggregate, or approximately 32% of the Shares outstanding as of June 17, 1999. Under the Shareholder Agreements, each Shareholder has agreed to validly tender the Shares beneficially owned by it, as well as any Shares subsequently acquired by it, into the Offer (as defined below), and not to withdraw such Shares from the Offer. The Purchaser's right to purchase the Shares subject to the Shareholder Agreements is reflected in Rows 7 and 9 of each of the tables above. Pursuant to the Shareholder Agreements, each Shareholder has also delivered an irrevocable proxy to the Parent and certain of the Parent's affiliates to vote the Shares subject to the Shareholder Agreements in favor of the Merger (as defined in the Offer to Purchase), the adoption by the Company of the Agreement and Plan of Merger dated as of June 17, 1999 among the Purchaser, the Parent and the Company (the "Merger Agreement"), and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and have agreed to vote against (a) any action or agreement that would result in a breach of any covenant or any representation or warranty or any other obligation or agreement of the Company under or pursuant to the Merger Agreement and (b) any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The Merger Agreement and the Shareholder Agreements are described more fully in
   Section 12 ("The Merger Agreement and The Shareholder Agreements") of the Offer to Purchase dated June 25, 1999 (the "Offer to Purchase"), filed as Exhibit (a)(1) hereto.

** Based on a representation of the Company in the Merger Agreement.

  This statement amends and supplements the combined Schedule 14D-1 Tender Offer Statement and Schedule 13D originally filed with the Securities and Exchange Commission on June 28, 1999 (collectively and as amended, the "Statement") by Littlejohn Partners IV, L.P., a Delaware limited partnership (the "Parent"), Parent's wholly owned subsidiary LPIV Acquisition Corp., a Michigan corporation (the "Purchaser") and Purchaser's wholly owned subsidiary LPIV, LLC, a Delaware limited liability company ("LPIV"), in connection with the offer to purchase all issued and outstanding shares of common stock, without par value (the "Shares"), of Durakon Industries, Inc., a Michigan corporation (the "Company"), at $16.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement. The purpose of this Amendment to the Statement is to add Littlejohn Associates, LLC, a Delaware limited liability company and the general partner of the Parent ("Littlejohn Associates"), as one of the bidders for the Company and to amend certain provisions of the Offer to Purchase as noted below.

Item 2. Identity and Background.

  Items 2(a)-(g) of the Statement are hereby amended and restated as follows:

  (a)-(d) and (g) This Statement is being filed by (i) the Purchaser, a Michigan corporation, (ii) LPIV, a Delaware limited liability company, (iii) the Parent, a Delaware limited partnership and (iv) Littlejohn Associates, a Delaware limited liability company (the Purchaser, LPIV, the Parent and Littlejohn Associates collectively referred to as the "Applicable Persons"), for purposes of Schedule 14D-1 and Schedule 13D. LPIV is a wholly owned subsidiary of the Purchaser and Littlejohn Associates is the general partner of the Parent. Information concerning the principal business and the address of the principal offices of the Applicable Persons is set forth in Section 9 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Applicable Persons are set forth in Schedule I ("Directors and Executive Officers of the Parent and the Purchaser") to the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and the Parent") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  The information set forth in Items 3(a) and (b) is hereby amended and supplemented by the following:

  The last sentence of the last paragraph of Section 8 entitled "Certain Information Concerning the Company" of the Offer to Purchase, which is incorporated by reference into Items 3(a) and (b), is hereby amended and restated in its entirety as follows:

  "Neither the Parent nor the Purchaser, nor any of their respective affiliates, assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts and the Company has made no representation to the Parent or the Purchaser or any of their affiliates regarding the forecasts as described above."

Item 10. Additional Information.

  The information set forth in Item 10(f) is hereby amended and supplemented by the following:

  The information provided in this Amendment No. 1 under Item 3 is incorporated herein by reference.

  The first paragraph of Section 15 entitled "Certain Conditions to the Offer" of the Offer to Purchase, which is incorporated by reference into Item 10(f), is hereby amended and restated in its entirety as follows:

  "Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer if (i) the Minimum Tender Condition shall not have been satisfied, (ii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exist:"

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 1999

                                          LITTLEJOHN PARTNERS IV, L.P.
                                          By: Littlejohn Associates, LLC, its
                                           general partner

                                          By: /s/ Michael I. Klein
                                             ----------------------------------

                                            Name: Michael I. Klein
                                            Title: Manager

                                          LPIV ACQUISITION CORP.

                                          By: /s/ Michael I. Klein
                                             ----------------------------------
                                            Name: Michael I. Klein
                                            Title: President

                                          LPIV, LLC

                                          By: /s/ Michael I. Klein
                                             ----------------------------------

                                            Name: Michael I. Klein
                                            Title: Manager

                                          LITTLEJOHN ASSOCIATES, LLC

                                          By: /s/ Michael I. Klein
                                             ----------------------------------

                                            Name: Michael I. Klein

                                            Title: Manager

                                 EXHIBIT INDEX

  Exhibit
  Number                              Exhibit Name*
-------------------------------------------------------------------------------
  (a)(1)  Offer to Purchase dated June 25, 1999.
-------------------------------------------------------------------------------
  (a)(2)  Letter of Transmittal.
-------------------------------------------------------------------------------
  (a)(3)  Notice of Guaranteed Delivery.
-------------------------------------------------------------------------------
  (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
-------------------------------------------------------------------------------
  (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.
-------------------------------------------------------------------------------
  (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
-------------------------------------------------------------------------------
  (a)(7)  Form of Summary Advertisement dated June 25, 1999.
-------------------------------------------------------------------------------
  (a)(8)  Text of Press Release dated June 18, 1999 issued by the Company.
-------------------------------------------------------------------------------
  (b)(1)  Commitment Letter, dated June 14, 1999, from BankBoston, N.A. and
          BancBoston Robertson Stephens Inc. to LPIV Acquisition Corp.
-------------------------------------------------------------------------------
  (c)(1)  Agreement and Plan of Merger dated as of June 17, 1999 among the
          Parent, the Purchaser and the Company.
-------------------------------------------------------------------------------
  (c)(2)  Confidentiality Agreement, dated February 5, 1999, between Littlejohn
          & Co., LLC, an affiliate of the Parent, and the Company, and countersigned by Littlejohn & Co., LLC on February 8, 1999.
-------------------------------------------------------------------------------
  (c)(3)  Stock Tender and Voting Agreement with David Aronow
-------------------------------------------------------------------------------
  (c)(4)  Stock Tender and Voting Agreement with Phillip Wm. Fisher
-------------------------------------------------------------------------------
  (c)(5)  Stock Tender and Voting Agreement with Richard J. Jacob
-------------------------------------------------------------------------------
  (c)(6)  Stock Tender and Voting Agreement with Robert M. Teeter
-------------------------------------------------------------------------------
  (c)(7)  Stock Tender and Voting Agreement with David W. Wright
-------------------------------------------------------------------------------
  (c)(8)  Stock Tender and Voting Agreement with Max M. Fisher Revocable Trust,
          u/a/d August 13, 1988
-------------------------------------------------------------------------------
  (c)(9)  Stock Tender and Voting Agreement with Martinique Charitable
          Remainder Unitrust
-------------------------------------------------------------------------------
  (c)(10) Stock Tender and Voting Agreement with Wolverine Investors
-------------------------------------------------------------------------------
  (c)(11) Stock Tender and Voting Agreement with 1990 Bronx Trust #1
-------------------------------------------------------------------------------
  (c)(12) Stock Tender and Voting Agreement with 1990 Des Moines Trust #1
-------------------------------------------------------------------------------
  (d)     None.
-------------------------------------------------------------------------------
  (e)     Not applicable.
-------------------------------------------------------------------------------
  (f)     None.

 *All Exhibits Previously Filed